Exhibit (a)(1)(O)

FROM:	J. David Enloe, Jr., President and Chief Executive Officer
SUBJECT:	Societal CDMO, Inc. | Amendment No. 1 to Exchange Eligible Options for New Restricted Stock Units
DATE:	June 13, 2022

I write to inform you of a change to Societal CDMO, Inc.’s (“Societal CDMO,” “we,” “our”) offer to Exchange Eligible Options for New Restricted Stock Units (the “Offer to Exchange”), which began on June 1, 2022. Enclosed with this letter is Amendment No. 1 to the Offer to Exchange, which sets forth Societal CDMO’s summary financial information. This summary information was derived from our filings with the U.S. Securities and Exchange Commission (the “SEC”). Although we don’t believe this additional information represents a “material change” to the Offer to Exchange, we are supplying this information to you simply to keep you informed.

This offer is being made under the terms and subject to the conditions of the Offer to Exchange, as amended and supplemented, and the related Election Form and Notice of Withdrawal, which have been provided to you and which are available in our filing with the SEC, which can be accessed on the SEC’s website at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

As previously explained, participation is completely voluntary. Participating in the offer involves risks that are discussed under “Risk Factors” in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer. If you choose not to participate, you will retain your current options under their current terms and conditions.

Please carefully read all of the offer documents as amended and supplemented. You should direct questions about this offer and requests for additional copies of the Offer to Exchange and the other offer documents as amended and supplemented from time to time by e-mailing optionexchange@societalcdmo.com.